September 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  Acceleration Request for COMPASS Pathways plc Registration Statement on Form S-3 (File No. 333-274436)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, COMPASS Pathways plc hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on September 18, 2023, or as soon thereafter as is practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Benjamin K. Marsh of Goodwin Procter LLP, our counsel, at (212) 813-8816. We appreciate your assistance in this matter.

Very truly yours,

COMPASS Pathways plc

By:	/s/ Matt Owens
Name: COMPASS Pathways plc
Title: General Counsel and Chief Legal Officer